Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

SUMMIT OBTAINS INNOVATIVE ANTIBIOTIC DISCOVERY AND DEVELOPMENT PLATFORM THROUGH ACQUISITION OF DISCUVA LTD

•	Positions Summit as a Leader in Research & Development of New Classes of Antibiotics

•	Enhances Summit’s Broader Business in Rare and Infectious Diseases

•	Supports Mission to Discover and Develop Therapies for Patients in Areas of Substantial Unmet Need

•	Conference Call to be Held 3 January 2018, 1:00pm GMT / 8:00am EST

Oxford, UK, 23 December 2017 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for rare diseases and infectious diseases, announces it has obtained an innovative research and development platform for the generation of differentiated antibiotic compounds through its acquisition of Discuva Limited (‘Discuva’), a privately held UK-based company. The acquisition expands Summit’s interests in infectious diseases that are led by its flagship precision C. difficile infection (‘CDI’) antibiotic candidate ridinilazole. The Company is now better placed to advance additional potential drug treatments for patients with serious bacterial infections where there is substantial unmet need, while in parallel continuing to advance its clinical and research programme in Duchenne muscular dystrophy.

“The global threat from multi-drug resistant bacterial infections continues to rise. There are few new antibiotics in development, with most of those being iterations of known classes of antibiotics, meaning there is an urgent need for the development of novel antibiotics,” commented Mr Glyn Edwards, Chief Executive Officer of Summit. “With the acquisition, Summit is positioned as a leader in the research and development of new classes of antibiotics as exemplified by our precision antibiotic candidate ridinilazole for the treatment of C. difficile infection. Using this platform, we aim to generate a pipeline of new mechanism of action antibiotics that address other serious infectious disease threats.”

“Our vision is to prioritise the development of novel antibiotics against pathogens where an urgent unmet need exists and we have the ability to show advantages over current treatments,” added Dr David Roblin, Chief Operating Officer and President of Research and Development of Summit. “The addition of this platform, coupled with our expertise in the discovery and clinical development of antibiotics, positions us to create new classes of antibiotics that target current and emergent bacterial threats for which there are only inadequate therapies.”

The proprietary bacterial genetics-based platform facilitates the discovery and development of novel, differentiated antibiotics. This platform combines transposon technology with bioinformatics to create a powerful tool to identify new antibacterial drug targets, elucidate antibiotic mechanisms of action and optimise against bacterial resistance to generate new antibiotic drug candidates.

The platform is utilising proprietary libraries of multiple pathogens associated with antibiotic resistance. These provide excellent coverage against the ESKAPE pathogens, a leading cause of multi-drug resistance and hospital acquired infections throughout the world, and pathogens listed as urgent or serious threats by the US Centers for Disease Control. With activity demonstrated against a number of these bacterial targets, and a research collaboration between Discuva and Roche, the platform has already shown promise.

Terms of the Acquisition

Under the terms of the acquisition, Summit acquired 100% of the issued share capital of Discuva. The consideration to Discuva shareholders comprised of £5.0 million in cash and £5.0 million in new ordinary shares of Summit of one penny nominal value (‘New Ordinary Shares’) issued to Discuva shareholders at a price of 170.4 pence per share, representing a 3.3% premium to Summit’s mid-

market closing share price on 22 December 2017. The 2,934,272 New Ordinary Shares have been allotted and application for their admission to trading on AIM has been made with dealings expected to begin on or about 29 December 2017. The New Ordinary Shares represent approximately 3.99% of the Company’s enlarged issued share capital.

Discuva’s principal asset is a genetics-based technology platform for the generation of antibiotics. In accordance with applicable accounting standards, costs associated with this internally generated intangible asset have been expensed rather than capitalised by Discuva. Summit has acquired Discuva on a cash-free/debt-free basis. No Discuva personnel will be joining the Summit board of directors.

Under a collaboration agreement that Discuva has with F. Hoffmann – La Roche Limited (‘Roche’), Roche is obligated to pay specified development, commercialisation and sales milestone payments related to any compound developed under the platform that is or has been optioned by Roche. Summit is obligated to pay to Discuva shareholders one-half of the economic benefit of any such payments received from Roche. Separately, certain employees, former employees and former directors of Discuva are eligible for payments from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the platform.

All of Discuva’s shareholders have undertaken not to dispose of any of the ordinary shares of Summit acquired in connection with the transaction until September 2018, subject to limited exceptions, and have agreed to adhere to orderly market undertaking provisions with respect to the potential sale of any ordinary shares for up to a further 12 months. The Discuva shareholders have provided certain warranties to Summit, subject to a range of limitations as to time and amount.

The Company’s cash runway guidance remains unchanged, as Summit believes its existing cash and cash equivalents will fund the Company’s activities through 31 December 2018.

Summit will file on Form 6-K with the US Securities and Exchange Commission (‘SEC’) additional information about the acquisition of Discuva. A copy of the Form 6-K will shortly be available to download after the date of this press release, either from the Investors section of the Company’s website at www.summitplc.com, or from the SEC website at www.sec.gov.

Conference Call Details

Summit will host a conference call and webcast to review the acquisition 3 January 2018 at 1:00pm GMT / 8:00am EST. To participate in the conference call, please dial +44(0)330 336 9105 (UK and international participants) or +1 323 794 2551 (US local number) and use the conference confirmation code 4713524. Investors may also access a live audio webcast of the call via the investors section of the Company’s website www.summitplc.com. A replay of the webcast will be available shortly after the completion of the call.

About Antibiotic Resistance

Antibiotic resistance is one of the world’s most pressing public health problems. Bacteria that were once easily treatable can become dangerous infections if they develop resistance to antibiotics. The incidence of infections due to resistance organisms is on the rise with the 2016 Review on Antimicrobial Resistance estimating that 700,000 patients die annually from antibiotic resistant infections; this figure has been projected to rise to 10 million by 2050 if no action is taken.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley, Corporate Finance
Tom Salvesen, Corporate Broking

MacDougall Biomedical Communications (US)	Tel:	+1 781 235 3060
Karen Sharma		ksharma@macbiocom.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Philippa Gardner/ Rosie Phillips

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the acquired platform or Discuva, including any potential future payments to or from Summit related thereto, clinical and preclinical development of Summit’s product candidates and the potential for their commercialisation, the therapeutic potential of Summit’s product candidates, the potential submission of applications for regulatory approvals, the sufficiency of Summit’s cash resources, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Summit’s actual results, performance or achievements could differ materially from those expressed or implied by forward-looking statements it makes as a result of a variety of risks and uncertainties, including those related to: Summit’s ability to effectively use the platform to identify new potential drug development candidates; Summit’s ability to realise the anticipated benefits of the Discuva acquisition, including the possibility that the expected benefits from the transaction will not be realised or will not be realised within the expected time period; negative effects of the announcement of the acquisition on the market price of Summit’s ordinary shares and/or American Depository Shares; significant transaction costs, unknown liabilities, the risk of litigation related to the acquisition, as well as other business effects, including the effects of industry, market, economic, political or regulatory conditions; changes in tax and other laws, regulations, rates and policies; the sufficiency of the Company’s cash resources and its ability to obtain adequate financing in the future for its foreseeable and unforeseeable operating expenses and capital requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission, including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2017. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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